Exhibit 12
DISCOVERY COMMUNICATIONS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(unaudited; in millions, except ratio amounts)

	Years Ended December 31,
	2015		2014		2013		2012		2011
Earnings:
Income from continuing operations, net of taxes(a)	$1,048		$1,137		$1,077		$956		$1,136
Add:
Provision for income taxes(a)	511		610		659		562		427
(Income) loss from equity investees, net	(1)		(23)		(18)		86		35
Distributions of income from equity investees	8		22		14		20		30
Total interest expense	332		333		309		251		211
Portion of rents representative of the interest factor	44		48		31		22		26
Earnings, as adjusted	$1,942		$2,127		$2,072		$1,897		$1,865
Fixed charges:
Total interest expense	$332		$333		$309		$251		$211
Portion of rents representative of the interest factor	44		48		31		22		26
Total fixed charges	$376		$381		$340		$273		$237
Preferred stock dividends	—		—		—		—
Total combined fixed charges and preferred stock dividends	$376		$381		$340		$273		$237
Ratio of earnings to fixed charges	5.2	x	5.6	x	6.1	x	6.9	x	7.9	x
Ratio of earnings to combined fixed charges and preferred stock dividends	5.2	x	5.6	x	6.1	x	6.9	x	7.9	x

(a) On September 17, 2012, the Company sold its postproduction audio business, whose results of operations have been reclassified to discontinued operations for all periods presented.